OATH OR AFFIRMATION

I, _____Johnson So_____ , ~~swear (or~~ affirm~~)~~ that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Sepulveda Distributors, LLC_____ , as

of _____December 31st_____ , 20 _15_____ , are true and correct. I further ~~swear (or~~ affirm~~)~~ that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
                     Signature

_____
Chief Financial Officer
                     Title

See attached certificate
_____
        Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of **Los Angeles**

Subscribed and ~~sworn to (or~~ affirmed~~)~~ before me

on this **26th** day of **February**, 20**16**,
            Date   *Month*   *Year*

by

(1) **Johnson So** _____

~~(and (2)~~ _____)

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____

Signature of Notary Public



```
JACQUELINE BATAS
Commission # 2088086
Notary Public - California
Los Angeles County
My Comm. Expires Nov 25, 2018
```

Seal
Place Notary Seal Above

━━━━━━━━━━━━━━━━ **OPTIONAL** ━━━━━━━━━━━━━━━━

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: **Oath or Affirmation** Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____